Acquiring Certification of ISO 50001

POSCO has acquired certification of ISO 50001 by establishing an international energy management system for Pohang Works, which is located in Pohang-si, Gyeongsangbuk-do, and Gwangyang Works, which is located in Gwangyang-si, Jeollanam-do. This certification of ISO 50001 is valid from September 25, 2012 through September 24, 2015.